UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LANGER, INC.

(Name of Issuer)

Common Stock, $.02 par value per share

(Title of Class of Securities)

515707107

(CUSIP Number)

Andrew H. Meyers

31 The Birches

Roslyn Estates, New York  11576

(516) 481-9178

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 515707107	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew H. Meyers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 859,430
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 859,430
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 859,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 515707107	13D	Page 3 of 6 Pages

Item 1.

Security and Issuer

This statement relates to the common stock, $.02 par value each (“Common Stock”) of Langer, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 450 Commack Road, Deer Park, New York  11729-4510.

Item 2.

Identity and Background

(a)

The name of the reporting person is Andrew H. Meyers (the “Reporting Person”).

(b)

The business address for the Reporting Person is 31 The Birches, Roslyn Estates, New York  11576.

(c)

The Reporting Person’s principal occupation is as a consultant for AHM Consulting LLC (“AHM”). AHM is located at 31 The Birches, Roslyn Estates, New York  11576.

(d)

The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)

The Reporting Person is citizen of the United States.

Item 3.

Source or Amount of Funds or Other Consideration

The Reporting Person acquired 98,750 shares of the Common Stock of the Issuer in a cashless exercise of previously issued options to purchase 175,000 shares of the Common Stock of the Issuer at $1.525 per share for an aggregate consideration of $266,875.00 (the “Purchase Price”). The Reporting Person surrendered to the Issuer 76,250 shares of its Common Stock  (at $3.50 per share) in exchange for the Purchase Price.

CUSIP No. 515707107	13D	Page 4 of 6 Pages

Item 4.

Purpose of the Transaction

The Reporting Person acquired the shares of Common Stock of the Issuer upon exercise of the options described in this Amendment for investment purposes only.

Since September 14, 2006, the Reporting Person has sold in the open market an aggregate of 141,900 shares of the Issuer’s Common Stock. The Reporting Person anticipates that he may sell or otherwise dispose of some or all of the shares of Common Stock held by him in the near future.

Other than as described above, at the present time, the Reporting Person has no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of this Amendment.

Item 5.

Interest in Securities of the Issuer

As of August 11, 2006, (based on the most recently available filing with the Securities & Exchange Commission) 9,948,623 shares of the Common Stock of the Issuer were issued and outstanding. In addition, taking into account the exercise of options by the Reporting Person described herein on September 21, 2006:

(a)

As of the date hereof, the Reporting Person directly beneficially owns 859,430 shares of the Common Stock of the Issuer representing 8.6% of the issued and outstanding shares of Common Stock of the Issuer.

(b)

As of the date hereof, the Reporting Person has the sole power to vote all of the 859,430 shares of the Common Stock of the Issuer owned by him.

(c)

During the past 60 days, the Reporting Person disposed of the following shares of the Issuer's Common Stock in broker's transactions:

DATE OF TRANSACTION	NO OF SHARES SOLD	PRICE PER SHARE
September 14, 2006	3,000	$3.65
September 14, 2006	100	$3.740
September 18, 2006	6,000	$3.6556
September 19, 2006	9,000	$3.6502
September 20, 2006	1,000	$3.65
September 22, 2006	1,000	$3.65
September 25, 2006	500	$3.770
September 26, 2006	7,000	$3.659
September 27, 2006	8,600	$3.730
September 28, 2006	3,000	$3.650
September 29, 2006	25,000	$3.740
September 29, 2006	29,300	$3.753
September 29, 2006	100	$3.810
October 2, 2006	12,000	$3.858
October 3, 2006	12,000	$3.875
October 4, 2006	14,900	$3.967
October 5, 2006	7,000	$4.0
October 6, 2006	2,400	$4.010

In addition, the Reporting Person acquired 98,750 shares of the Common Stock of the Issuer by exercising options to purchase 175,000 shares of the Common Stock of the Issuer at an exercise price of $1.525 on September 21, 2006 for an aggregate purchase price of $266,875. The Reporting Person surrendered to the Issuer 76,250 shares of its Common Stock (at $3.50 per share)  in exchange for the Purchase Price of the option.

CUSIP No. 515707107	13D	Page 5 of 6 Pages

(d)

Not Applicable.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.

Material to be filed as Exhibits

Not Applicable.

CUSIP No. 515707107	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2006

Roslyn Estates, New York

By:	/s/ ANDREW H. MEYERS
Andrew H. Meyers